UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SHORETEL, INC.

(Name of Subject Company)

SHORETEL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

825211105

(CUSIP Number of Class of Securities)

Donald Joos

President and Chief Executive Officer

ShoreTel, Inc.

960 Stewart Drive

Sunnyvale, California 94085

(844) 746-7383

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David K. Michaels, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Allen Seto Vice President and General Counsel ShoreTel, Inc. 960 Stewart Drive Sunnyvale, California 94085 (844) 746-7383

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ShoreTel, Inc. (the “Company”) with the Securities and Exchange Commission on August 17, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Shelby Acquisition Corporation (“Offeror”), a wholly owned subsidiary of Mitel US Holdings, Inc. (“Parent”), a Delaware corporation and a wholly-owned subsidiary of Mitel Networks Corporation (“Mitel”), a Canadian corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value of $0.001 per share (the “Shares”), at a purchase price equal to $7.50 per Share, net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Offeror dated August 17, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By adding the following sentence after the final paragraph under the subsection heading entitled “U.S. Antitrust Laws” on page 51 of the Schedule 14D-9 as follows:

“On August 21, 2017, the FTC and Antitrust Division granted early termination of the waiting period under the HSR Act with respect to the Offer and the Merger. Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period applicable to the Offer and the Merger under the HSR Act has been satisfied”

•	By inserting after the subsection titled “Annual and Quarterly Reports” a new subsection entitled “Certain Litigation” and the disclosure set forth below:

“On August 21, 2017, Louis Scarantino, a purported stockholder of the Company, filed a putative stockholder class action complaint in United States District Court in the Northern District of California against the Company, the individual members of the ShoreTel Board, the Offeror, Parent and Mitel, captioned Scarantino v. ShoreTel, Inc., et al., Case No. 4:17-cv-04857-YGR (the “Scarantino Complaint”). On August 22, 2017, Noradura Frydman, a purported stockholder of the Company, filed a putative stockholder class action complaint in United States District Court in the Northern District of California against the Company and the individual members of the ShoreTel Board, captioned Frydman v. ShoreTel, Inc., et. al., Case No. 5:17-cv-4865-BLF (the “Frydman Complaint”). On August 23, 2017, Joseph Mozee, a purported stockholder of the Company, filed a putative stockholder class action complaint in the United States District Court in the Northern District of California against the Company, the individual members of the ShoreTel Board, the Offeror, Parent and Mitel, captioned Mozee v. ShoreTel, Inc., et al., Case No. 4:17-cv-04888-HSG (the “Mozee Complaint”). On August 24, 2017, David H. Simonson, a purported stockholder of the Company, filed a putative stockholder class action complaint in the United States District Court in the Northern District of California against the Company, the individual members of the ShoreTel Board, the Offeror, Parent and Mitel, captioned Simonson v. ShoreTel, Inc., et al., Case No. 3:17-cv-04931-WHA (the “Simonson Complaint”). On August 28, 2017, Armando Herrera, a purported stockholder of the Company, filed a putative stockholder class action complaint in United States District Court in the Northern District of California against the Company, the individual members of the ShoreTel Board, the Offeror, Parent and Mitel, captioned Herrera v. ShoreTel, Inc., et al., Case No. 3:17-cv-04988-WHO (the “Herrera Complaint” and together with the Scarantino, Frydman, Mozee and Simonson Complaints, the “Complaints”).

The Scarantino, Frydman and Simonson Complaints each assert that defendants violated Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in this Schedule 14D-9. The Mozee and Herrera Complaints likewise assert that defendants violated Sections 14(e) and 20(a) of the Exchange Act by making untrue statements of material fact and omitting certain material facts related to the Transactions in this Schedule 14D-9. The Mozee Complaint also alleges that the members of the ShoreTel Board breached their fiduciary duties in connection with the Transactions because the Transactions do not appropriately value the Company, were the result of a flawed sale process, the Merger Agreement includes preclusive deal terms, and the Company’s officers and directors have potential conflicts. The Complaints seek, among other things, an order enjoining defendants from consummating the Transactions, money damages and an award of attorneys’ and experts’ fees. The Company believes that the lawsuits are without merit and, if the lawsuits are pursued, the Company will vigorously defend itself.

The foregoing description is qualified in its entirety by reference to the complaints which are attached to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Parent as Exhibit (a)(5)(B), Exhibit (a)(5)(C), Exhibit (a)(5)(D), Exhibit (a)(5)(E) and Exhibit (a)(5)(F), respectively, on August 29, 2017.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(E)	Class Action Complaint dated August 21, 2017 (Scarantino v. ShoreTel, Inc., et al., Case No. 4:17-cv-04857-YGR) (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on August 29, 2017).

(a)(5)(F)	Class Action Complaint dated August 22, 2017 (Frydman v. ShoreTel, Inc., et. al., Case No. 5:17-cv-4865-BLF) (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on August 29, 2017).

(a)(5)(G)	Class Action Complaint dated August 23, 2017 (Mozee v. ShoreTel, Inc., et al., Case No. 4:17-cv-04888-HSG) (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on August 29, 2017).

(a)(5)(H)	Class Action Complaint dated August 24, 2017 (Simonson v. ShoreTel, Inc., et al., Case No. 3:17-cv-04931-WHA) (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on August 29, 2017).

(a)(5)(I)	Class Action Complaint dated August 28, 2017 (Herrera v. ShoreTel, Inc., et al., Case No. 3:17-cv-04988-WHO) (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on August 29, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule 14D-9 is true, complete and correct.

Dated:    August 29, 2017

SHORETEL, INC.

By:	/s/ DONALD JOOS
Name: Donald Joos Title: Chief Executive Officer